May 19, 2011
BY EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549
Attention: Tracey McKoy, Staff Accountant
Re:	Forrester Research, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 14, 2011 File No. 000-21433
Ladies and Gentlemen:
On behalf of Forrester Research, Inc. (the “Company” or “Forrester”), this letter is in response to the letter dated April 21, 2011 from Terence O’Brien, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission to George F. Colony, Forrester’s Chief Executive Officer. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.
Form 10-K for the Fiscal Year Ended December 31, 2010
Revenue Recognition, page 16
1.	Please fully describe to us the controls and procedures used in determining the average selling prices used to indicate the fair value of the elements of your multi-element contracts. Refer to ASC 605-25-30-2 for guidance. So that we may better understand your accounting, please select a contract that is material to your operations and liquidity and illustrate to us how you have applied the applicable accounting guidance in determining the average selling price. As part of your response please provide the corresponding debits and credits. Additionally, for contracts sold at a discount please tell us how you apply the discount (i.e. is the discount applied to one element or to all elements based upon their relative fair value, including both delivered and undelivered elements). For contracts that you do not apply the discount to all elements, please tell us the basis for this accounting treatment and discuss the factors that determine whether you apply the discount to one element or to all elements. Please include examples so that we may better understand your fact pattern. In future filings please expand your critical accounting policy for revenue recognition to address the above. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please show us your proposed disclosure for future filings.

Response

We derive revenues from memberships to our research products and services (including data products), performing advisory services and consulting projects, and hosting events. Our advisory services and consulting projects are typically short-term in nature and we generally charge a fixed-fee for services provided under consulting projects. We regularly sell our products on both a standalone basis and in combination with our other products, with the exception of consulting projects which are only sold on a standalone basis. We have a standard price list in place which we operate under and use as a reference guide for pricing of sales of our research, advisory and event products and services. We sell our products at list price and also offer discounts to customers, and we use the resulting pricing range to calculate average selling prices based on a reasonable band. In order to determine the average selling price for each product and assist in validating our selling price assertion for each product, each year we select a sample of over 1,000 transactions from three months of sales during the year and identify all standalone sales of our products during that period. We only review a sample of sales based on our long history, the fact that the nature of our products has remained relatively consistent for a number of years, and our pricing has not changed significantly.

Our business rules for discounting our products are as follows:
•	Research and data products can be discounted by the sales force, with discount authority tiered by level of sales representative up to the chief sales officer.

•	Advisory services and event tickets cannot be discounted by the sales force. As a business rule, our advisory and events products and services typically cannot be sold at a discount to list, and when it occurs, business practice leaders can authorize a discount of up to 5% on these products. Discounts above 5%, which occur on an exception basis, are approved by the finance department.
Based on a representative sample of over 1,000 transactions, the data in the following table for our 2010 fair value analysis shows that a significant number of standalone sales of each product falls within a reasonable band of discounts. The analysis is not complex in nature, is performed at least once a year, and is reviewed by our chief accounting officer.

		Percent of sales within plus or minus 15
Product	Average Discount	basis points of average discount
Research	12%	70%
Data	0% (at list price)	77%
Advisory	0% (at list price)	96%
Events	0% (at list price)	96%
We understand the requirement in ASC 605-25-30-2 that if there is objective and reliable evidence of selling price for all units of accounting in an arrangement, the arrangement consideration shall be allocated to the separate units of accounting based on their relative selling prices. We believe that our revenue process follows this methodology. We deem elements within a transaction, which are priced within the reasonable discount band that we have established, to be at their relative selling prices. This means that all elements are recorded at relative selling price and negates the need for a relative allocation. For advisory services and events we offer a service guarantee that provides for a 100% refund of the list price, not 100% of a discounted price, which mirrors our general business practice of allowing sales discounting on our research and data products while limiting discounts on advisory services and events. Therefore, from a process standpoint, our internal system allocates the discount on multiple element orders ratably to research and data products only, since at any point, undelivered advisory and events services can be refunded at 100% of list price.
Most of our transactions are discounted off list price within the reasonable ranges we established. As the research and data products are delivered beginning on day one of the contract, the portion of the arrangement allocated to the research and data products is required under ASC 605-25-30-5 to be limited to the total consideration less the amount subject to refund for the undelivered elements (event and advisory contingencies). Our process is consistent with ASC 605-25-30-5 which indicates that the “amount allocable to a delivered item or items is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the “non-contingent amount”)” and is also analogous to the example shown at ASC 605-25-55-12. Upon resolution of contingencies for the undelivered element, we do not perform another relative allocation of the total deferred revenue amounts. This is based on a number of factors, which include that the majority of our transactions are within a reasonable discounting range and delivery of the contingent product is throughout the contract period. It should also be noted that research and data products are always delivered beginning on the first day of the contract, are both recognized ratably through the contract term and are both classified as “Research Services” in our Statement of Income. For orders where the discount is significant (outside of a reasonable discount band), the allocation of 100% of the discount to our research and data products, and full list price to advisory services and events, is still considered appropriate based on our 100% of list price refund policy for advisory services and events.
We performed a sensitivity analysis during 2010 for all orders booked between October 1, 2009 and September 30, 2010 that fell outside of our reasonable discount band. This analysis compared our selling price allocations with a relative selling price allocation based upon the average discount amount for each product without consideration of ASC 605-25-30-5 (i.e. disregarding the refundable amount for undelivered products). This analysis showed that our methodology, even before adjusting for the contingent amount for the undelivered products, results in an allocation that is consistent with a relative selling price allocation. Considering the fact that advisory services and events are delivered throughout the year and that we enter into transactions throughout the year, the results support a conclusion that the impact of discounting on our revenue recognition is not significant. The results of this analysis are as follows (in millions):

		Re-allocation based
	Total	on average discount
Product	Bookings (1)	(2)	Dollar difference	Percent difference
Research	$151.9	$152.6	$0.7	0.5%
Data	$20.5	$21.0	$0.5	2.4%
Advisory / Consulting	$79.2	$78.1	$(1.1)	(1.4)%
Events	$12.0	$11.9	$(0.1)	(0.8)%
Total	$263.6	$263.6	$—

(1)	Represents all orders booked during the period including those that fell outside of our reasonable discount band.

(2)	Re-allocated amount adjusts the relative selling price allocation for only those contracts that fell outside of our reasonable discount band.
The following contract is an actual significant contract for Forrester and is a representative example of a multiple element arrangement. The total contractual consideration is $331,578. For context, our average contract value that is composed of multiple products and services has historically averaged approximately $90,000. At discounts of list price shown, this contract is one which is inside the reasonable discount band.

Contract price	$331,578	(a)
Contract Period	December 1, 2009 to November 30, 2010

		Invoice Amount
		and
		Fair Value	Discount
Products	List Price	Allocation	Percentage

Research — FLB	$95,550.00	$92,140.50	-3.6%

Research — RoleView	233,325.00	225,000.00	-3.6%

Sub-total	328,875.00	317,140.50	-3.6%

Events (7 tickets)	14,437.50	14,437.50	0.0%

Total	$343,312.50	$331,578.00	-3.4%

Delivery

Research products are delivered beginning on day 1 of the contract through the end of the contract term. Events are delivered at various times throughout the year at the discretion of the customer.
•	Event delivery dates under this contract were: 4 in March 2010, 1 in May 2010 and 2 in June 2010

Entries

As we billed 100% of the contract value on December 1, 2009 we debited accounts receivable and credited deferred revenue for the full amount of the contract.

Debit — Accounts receivable	$331,578.00
Credit — Deferred revenue	$331,578.00
On a monthly basis, the research products revenue is recognized ratable over the 12-month delivery period. Event revenues are recognized upon completion of the event for each event ticket used by the customer.

	Beginning	Research	Event	Ending	Service
	Deferred	Revenue	Revenue	Deferred	Guarantee
	Revenue	Recognized	Recognized	Revenue	Amount

December 2009	$331,578.00	$(26,428.38)	$—	$305,149.63	$305,149.63
January 2010	305,149.63	(26,428.38)	—	278,721.25	278,721.25
February 2010	278,721.25	(26,428.38)		252,292.88	252,292.88
March 2010	252,292.88	(26,428.38)	(8,250.00)	217,614.50	217,614.50
April 2010	217,614.50	(26,428.38)		191,186.13	191,186.13
May 2010	191,186.13	(26,428.38)	(2,062.50)	162,695.25	162,695.25
June 2010	162,695.25	(26,428.38)	(4,125.00)	132,141.88	132,141.88
July 2010	132,141.88	(26,428.38)		105,713.50	105,713.50
August 2010	105,713.50	(26,428.38)		79,285.13	79,285.13
September 2010	79,285.13	(26,428.38)		52,856.75	52,856.75
October 2010	52,856.75	(26,428.38)		26,428.38	26,428.38
November 2010	26,428.38	(26,428.38)		—	—

Total		(317,140.50)	(14,437.50)
The “service guarantee” column represents the amount that would be refundable to the customer, based on the invoice price, if they cancelled their contract. Research services are refunded for the remaining portion of the contract from the cancellation date and events are refunded for any unused tickets.

(a) Contract is priced in British pounds at 221,052 and was converted using a 1.50 rate for ease of illustration.

Please see our response to Question 2 below for the update to our critical accounting policies included in our Form 10-Q for the quarter ended March 31, 2011.
2.	Please disclose the nature of your multiple-deliverable arrangements, the significant deliverables within the arrangements, the general timing of delivery or performance of service for the deliverables within the arrangements, performance, cancellation, termination, and refund-type provisions, a discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables, whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable, the general timing of revenue recognition for significant units of accounting and separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration. Refer to ASC 605.25.50.1 and 2 for guidance. In future filings please expand your critical accounting policy to address the above. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please show us your proposed future disclosure.

Response

We enter into multiple element arrangements whenever we sell a combination of our products including research, data, advisory services and events. Our typical sales cycle is for an annual sale to a customer to renew an annual subscription to our research and/or data products. During this renewal, some customers might also purchase event tickets for use at a future Forrester event within the contract term. In addition, at renewal, customers might also purchase advisory services that can be used for predefined Forrester services such as speeches, advisory days, and Website reviews, among others. Consulting projects are not sold as part of multiple element arrangements and are typically two weeks to three months in duration and are purchased as needs arise.

The research and data products provide customers with unlimited access to our research/data, and depending on the type of license purchased, access to ancillary services, such as inquiries with analysts and participation in Forrester hosted teleconferences throughout the contract term. In addition, subscriptions to our primary research products, RoleView and Forrester Leadership Boards, provide one or two event tickets, respectively. The revenue for our research and data products, including the ancillary services, is recognized ratably from the first day of the contract until the end of the contract term.

Clients can request advisory services throughout the year on an as-needed basis. The deliverables might include speeches, presentations, workshops and meetings. The revenue for advisory services is recognized when the customer receives the service.

Event tickets are good for admission to one of our approximate 14 Forrester Events held each year. Revenue for event tickets is recognized upon completion of the event or expiration of unused tickets.

We offer our clients a service guarantee, which gives our clients the right to cancel their contracts prior to the end of the contract term and receive a refund for unused products or services. For research and data subscriptions, the client receives a pro rata refund of the invoiced price for these products based upon the number of days remaining on their contract. For advisory services and events, clients receive a refund of 100% of list price (not to exceed the invoiced amount) for any unused products. Refer to our response to Question 1 for a discussion on how we account for this. There are no performance conditions included in our research, data, advisory or event products and services contracts and we do not offer refunds for products or services that have been delivered.

As noted in the response to Question 1, we determine selling price by identifying standalone sales of the products and determining the discount, if any, off of list price. We regularly sell our products on both a standalone basis and in combination with our other products. In addition, our product portfolio has remained consistent for a number of years. As we obtain vendor-specific objective evidence of each unit of accounting (research, data, advisory and events), we do not need to obtain third-party evidence.

When we sell a combination of our research, data, advisory, or events products in a single arrangement, each of the products is considered to be a separate unit of accounting as each has value to the customer on a standalone basis (as evidenced by regular standalone sales of each of the products) and we have reliable evidence of the selling price of each of the products.

We have also evaluated our standalone research and data products to determine whether they contain one or more units of accounting.
•	Research and data subscriptions, depending on the type of license, include unlimited access to our research via our website, unlimited access to analysts for half hour “inquiries”, unlimited participation in Forrester run “teleconferences” that occur throughout the year, membership in one of our leadership boards, and one or two event tickets that the customer may attend at its option. All of the services except for event tickets are provided to the clients throughout the year. We do not, nor do we currently have future plans to, sell separately the components of research and data subscriptions other than event tickets that we regularly sell separately. Based on how we sell our products we do have evidence of selling price of the research subscription inclusive of an event ticket. However, we lack standalone value of all of the components and historically as a result we concluded that the entire license arrangement should be treated as one unit of accounting. Since the non-event components are delivered throughout the period, use of the residual method was historically not considered to be appropriate.
We have consistently applied our methodology of determining selling price by identifying standalone sales of our products for a sample of months during the year as discussed in our response to Question 1.

The following represents the update of our critical accounting policy that was included in our Form 10-K for the year ended December 31, 2010. The updated disclosure is included in our Form 10-Q for the quarter ended

March 31, 2011 filed on May 10, 2011. For convenience, we have underlined the additional disclosure and have shown deleted text as strike-through.
Effective January 1, 2011 we adopted Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). ASU 2009-13 updates the previous multiple-element revenue arrangements guidance. The revised guidance primarily provides three significant changes: 1) it eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting; 2) it eliminates the residual method to allocate the arrangement consideration; and, 3) it modifies the fair value requirements of EITF Issue 00-21 by providing “best estimate of selling price” in addition to vendor specific objective evidence and vendor objective evidence for determining the selling price of a deliverable.

We generate revenues from licensing memberships to our research (including our data products), performing advisory services and consulting projects and hosting events. We execute contracts that govern the terms and conditions of each arrangement. Revenues are recognized when persuasive evidence of an arrangement exists, the fee is fixed ~~and~~ or determinable, services have been provided to the customer, and collectability is reasonably assured. Our contracts may include either a single product or service or a combination of multiple products and services. Revenues from contracts that contain multiple ~~deliverables~~ products or services are allocated among the separate units of accounting based on their relative selling prices ~~fair values~~; however, the amount recognized is limited to the amount that is not contingent on future performance conditions. We obtain the selling prices of our products and services based upon an analysis of stand-alone sales of these products and services during the year. Research service revenues are recognized ratably over the term of the agreement. Advisory service revenues are recognized when the customer receives the agreed upon deliverable and consulting project revenues are recognized as the services are provided. Reimbursed out-of-pocket expenses are recorded as advisory service revenues. Event revenues are recognized upon completion of the event.

Annual subscriptions to our RoleView research, ~~which~~ include access to all or a designated portion of our research, and depending on the type of license, membership in one or more of our Forrester leadership boards, unlimited phone or email analyst inquiry, unlimited participation in Forrester Teleconferences, and the right to attend one event~~,~~. Contracts for RoleView research entered into prior to the adoption of ASU 2009-13 on January 1, 2011,~~we are~~ were accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. Contracts for RoleView research entered into or significantly modified after January 1, 2011 are accounted for as two units of accounting: 1) the event ticket and 2) the remaining research services that are delivered throughout the contract period based on the new guidance that permits alternative methods of determining selling prices as it relates to the components that we do not sell on a standalone basis, such as research services in our case. Arrangement consideration is allocated to each element based upon its relative selling price, which is determined based on standalone sales of event tickets and the estimated selling price of the remaining research services. Annual subscriptions to our data products include access to designated survey data products and access to a data specialist, which are delivered throughout the year, and are accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. We offer our clients a service guarantee, which gives our clients the right to cancel their contracts prior to the end of the contract term and receive a refund for unused products or services. Furthermore, our revenue recognition determines the timing of commission expenses, as commissions are paid during the month a contract is booked and are deferred and recognized as expense as the related revenue is recognized. We evaluate the recoverability of deferred commissions at each balance sheet date.
3.	You state that advisory service revenues are recognized when the customer receives the agreed upon deliverable. Please tell us what you mean by “deliverable” and whether you recognize revenue as services are provided. If not, please give us an example of an advisory service and describe the revenue recognition process.

Response

Advisory services represent short-term predefined projects such as speeches, advisory days and Website reviews. These projects typically require a short amount of preparation time by the analyst performing the work and the output is delivered in one or two days. Our revenue policy for advisory service indicates that revenues are recognized when the customer receives the agreed upon services. The projects have one deliverable such as a speech, presentation or on-site strategy day with an analyst.
Note 4 — Marketable Investments page F-17
4.	You state that your Level 2 assets were initially valued at the transaction price and subsequently valued, at the end of each reporting period, typically utilizing third party pricing services or other market observable data. You state that the pricing services utilize industry standard valuation models, including both income and market based approaches and observable market inputs to determine value. Given the materiality of these investments, in future filings please explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:
•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

•	Whether the broker quotes are binding or non-binding; and

•	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy. It is unclear the extent to which management verifies the fair value information provided by the pricing services.
Refer to the Sample Letter Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157 (Fair Value Measurements) dated September 2008 on our website at http://www.sec.gov/divisions/comfiniguidance/fairvalueltr090S.htm for guidance on recommended disclosures regarding the application of SFAS 157. In future filings please expand your critical accounting policy to address the above. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please show us your proposed future disclosure.
Response

At December 31, 2010, we owned $129.1 million of marketable securities; of which $120.0 were corporate and municipal debt securities (primarily fixed rate) and $9.1 were municipal debt securities with an auction reset feature (“ARS”). We classified the ARS instruments as Level 3. Our investment portfolio consists of single A to triple A debt securities with a weighted average rating of double A. The $120.0 million which comprises our Level 2 investments is composed of $108.0 million of large capital corporate debt securities and $12.0 million of municipal debt securities. Approximately 51% of the corporate debt securities was composed of Credit Suisse, JP Morgan, General Electric, Bank of Nova Scotia, Wells Fargo and John Deere debt securities. Such investments are priced on a monthly basis by our investment managers (UBS and Credit Suisse) using nationally recognized pricing services such as Interactive Data Corporation and Standard & Poor’s. We utilize the pricing information obtained from our investment managers, which consists of one price per instrument, for our fair value determination under ASC 820-10-35. We do not obtain pricing or quotes from brokers directly and historically we have not adjusted prices obtained from our investment managers for our non-ARS portfolio. We verify the pricing information obtained from our investment managers by obtaining both an understanding of the pricing methodology and inputs utilized by the pricing services to value our particular investments and an understanding of the controls and procedures utilized by our investment managers to both ensure the accurate recording and to validate the pricing of our investments obtained from the pricing services on an annual basis. All pricing provided to us by our investments managers was obtained from the pricing services. We utilized our understanding of the pricing services’ methodology to determine the classification of the instruments within the fair value hierarchy. Based on the pricing services use of observable market inputs as the primary inputs in their pricing methodology, we have concluded that the valuation of these securities is properly classified as Level 2 valuations.

In light of the guidance in Section 501.14 of the Financial Reporting Codification, we considered whether the pricing methodology, estimates and assumptions utilized for the valuation of our non-ARS investments required disclosure in our critical accounting policies in our Form 10-K for the year ended December 31, 2010. Based on the following factors, we concluded that the nature of the estimates and assumptions did not rise to the level requiring disclosure based on the guidance in Section 501.14 of the Financial Reporting Codification.
•	Our non-ARS investments consist solely of high credit quality corporate and municipal bonds, with a weighted average credit rating of double A.

•	These bonds are straight-forward instruments that do not include difficult to value features.

•	The majority of our investments are in large capital corporate notes (approximately $108.0 million at December 31, 2010) with our largest holdings including Credit Suisse, JP Morgan, General Electric, Bank of Nova Scotia, Wells Fargo and John Deere. These six issuers alone accounted for 45% of our marketable securities excluding ARS and 51% of our corporate securities at December 31, 2010.

•	Neither the Company nor our investment managers modify the pricing received from the pricing services.
5.	Please tell us whether management has access to the service auditor’s report regarding investment managers. If so, please tell us your procedures to address deficiencies mentioned in the service auditor’s report.

Response

At December 31, 2010 UBS managed $103.7 million of our investments and Credit Suisse held $16.3 million of our non-ARS investments. The Credit Suisse account was being wound down during 2010 and accordingly as investments matured new investments were not made in that account. We regularly received the SAS 70 reports of our investment managers that address custody and pricing. Our procedures regarding these reports include reading the reports, reviewing the results of the tests of controls, and maintaining user controls, as applicable, as identified by the investment manager. For controls for which exceptions were noted, we reviewed the additional procedures performed by the investment managers and made a judgment, based on the nature of the control and the nature of the exception, as to whether additional control procedures needed to be performed by us. Based upon our review of the reports for the 2010 period, no additional procedures were deemed necessary.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone either the undersigned at 617-613-6181, Scott Chouinard, Chief Accounting Officer, at 617-613-6060, or Gail Mann, Chief Legal Officer, at 617-613-6078.
Sincerely,

/s/ Michael A. Doyle
Chief Financial Officer and Treasurer

cc: George F. Colony Gail S. Mann